________________________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
_________________________

B+H OCEAN CARRIERS LTD.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

_________________________
Common Stock, $0.01 par value
(Title of Class of Securities)

055090 10 4
(CUSIP Number of Class of Securities)

Deborah Patterson
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place,
14 Par La Ville Road
Hamilton HM 08 Bermuda
(Name and address of agent for service)

(441) 295-6875
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James C.  Kardon, Esq.
Hahn & Hessen LLP
488 Madison Avenue
New York, New York 10022
(212) 478-7200
_________________________

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$3,000,000	$117.90

*
The transaction value is estimated only for purposes of calculating the filing fee.  This amount is based on the purchase of 600,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $5.00 per share.

**	$39.30 per million dollars of transaction value, in accordance with Rule 0-II(b) and Release Nos. 33-8794 and 34-55682 for fiscal year 2008.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117.90	Filing Party: Issuer
Form or Registration No.: Schedule TO-1	Date Filed: October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule l3e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 20, 2008, and amended on November 14, 2008, by B+H Ocean Carriers Ltd. (the “Company”), a corporation organized under the laws of Liberia, relating to the offer to purchase up to 600,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $0.01 par value per share (the “Common Stock”), at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

The information in the Offer to Purchase and the related Letter of Transmittal as previously filed is incorporated in this Amendment No.  2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is filed to incorporate the press release dated April 19, 2006 that announced the final results of the Offer.

Item	11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

On November 18, 2008, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on Monday, November 17, 2008.  A copy of the press release is filed as Exhibit (a)(5)(ii).

Item	12. Exhibits.

Exhibit                    Description

(a)(1)(i)	Offer to Purchase, dated October 20, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(i)	Press Release, dated October 20, 2008.*
(a)(5)(ii)	Press Release, dated November 18, 2008.**
*	Previously filed.
**	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B+H OCEAN CARRIERS LTD.

By:  /s/ Michael S. Hudner
Michael S. Hudner
President and Chief Executive Officer

Date:           November 18, 2008

EXHIBIT INDEX
Exhibit                                Description
(a)(1)(i)	Offer to Purchase, dated October 20, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(i)	Press Release, dated October 20, 2008.*
(a)(5)(ii)	Press Release, dated November 18, 2008.**
*	Previously filed.
**	Filed herewith.